FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the appointment of Mr. Yong Liu as a director of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on January 6, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
	Name:	Peng Fang
	Title:	Chief Executive Officer

Date: January 7, 2011

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JA Solar Appoints Mr. Yong Liu to Board of Directors

SHANGHAI, January 6, 2011 - JA Solar Holdings Co., Ltd., (NASDAQ: JASO), (“JA Solar” or “the Company,”) one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced the appointment of Mr. Yong Liu as a member of its board of directors, effective immediately.

"We are glad to welcome Mr. Liu to JA Solar’s board of directors," said Mr. Baofang Jin, chairman of JA Solar. "Since joining JA Solar’s management team in 2008, Mr. Liu has made valuable contributions to our company and going forward we will continue to benefit from his extensive experience in the solar and semiconductor industries. We believe his guidance as a director will strengthen our leadership and help build on our success as a world class solar company," said Mr. Jin.

Mr. Yong Liu has more than 15 years of operations management experience at semiconductor wafer and solar cell manufacturing facilities. He joined JA Solar as a general manager of the Company’s Yangzhou manufacturing site in July 2008. He currently serves as the company’s CTO and senior vice president, in charge of the operations of JA Solar’s manufacturing sites and R&D facilities. Prior to joining JA Solar, he served as a fab director at Semiconductor Manufacturing International Corporation (SMIC), responsible for running three 12-inch wafer foundry fabs, which were the most advanced wafer fabs in China. Prior to SMIC, he worked as a deputy production manager at Wacker Siltronic Singapore. Mr. Liu received a bachelor's degree in solid state physics and a master's degree in solid state chemistry from the University of Science and Technology of China in 1990 and 1992, respectively.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who

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assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1- 212-333-3810
E-mail:jasolar@brunswickgroup.com